[GRAPHIC OMITTED]

        (A Sino-foreign joint stock limited company incorporated in the People's Republic of China) (Stock Code: 902)

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on Tuesday, 28th September, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for the conduct of approving the following resolutions:

1. By way of special resolution, to approve the proposed amendments to the Articles of Association.

2. By way of ordinary resolution, to approve the following proposals regarding appointment of new directors:

      2.1   To appoint Mr. Huang Yongda as director of the Company.

      2.2   To appoint Mr. Liu Shuyuan as director of the Company.

      2.3   To appoint Mr. Liu Jipeng as independent director of the Company.

3. By way of special resolutions to approve the following proposals regarding the general mandate to issue convertible bonds within twelve months from the date of approval by special resolutions passed at the Company's general meeting, domestic shares class meeting and class meeting for holders of overseas listed foreign shares:

      3.1   Subject to the passing of the resolutions numbered 3.2, 3.3 and
            3.4 below, to authorise the Company to issue overseas up to US$300 million in principal amount of bonds convertible to the Company's overseas listed foreign shares within twelve months from the date of approvals by special resolutions passed at the Company's general meeting.

      3.2 Subject to the passing of the resolutions numbered 3.1, 3.3 and 3.4, to unconditionally authorise the board of directors to determine the terms and conditions of the convertible bonds and the relevant matters in accordance with the need of the Company and the market conditions, including the amount of convertible bonds as mentioned in resolution numbered 3.1 above, and to authorise the board of directors to sign all necessary legal documents for such purpose.

      3.3 Subject to the passing of the resolutions numbered 3.1, 3.2 and 3.4, to authorise the Company to issue from time to time and in accordance with the terms and conditions of the convertible bonds, such number of new overseas listed foreign shares as may be required to be issued pursuant to the application for conversion of shares made by the bond holders.

      3.4   Subject to the passing of the resolutions numbered 3.1, 3.2 and
            3.3 above, to authorise the Company to increase its share capital and to authorise the board of directors to make all necessary amendments to the Company's articles of association for the purpose of reflecting the changes of the registered capital and capital structure of the Company resulting from the issue of new overseas listed foreign shares pursuant to the conversion of the convertible bonds.

                                                        By Order of the Board
                                                              Huang Long
                                                           Company Secretary

As at the date hereof, the Board of the Company comprises Messrs. Li Xiaopeng, Wang Xiaosong, Ye Daji, Huang Jinkai, Liu Jinlong, Shan Qunying, Yang Shengming, Xu Zujian as non-executive directors and Messrs. Gao Zongze, Zheng Jianchao, Qian Zhongwei and Xia Donglin as independent directors.

Beijing, the PRC
14th August, 2004

Notes:

1.    Details of Proposed Resolutions

      Details regarding the proposed resolutions are set out in the announcement and the circular issued by the Company dated 10th August, 2004 and 14th August, 2004 respectively.

2.    Eligibility for attending the Extraordinary General Meeting

      Holders of the Company's H Shares whose names appear on the HK$ Dividend H Shares Register and/or the US$ Dividend H Shares Register maintained by Computershare Hong Kong Investor Services Limited and holders of the Company's Domestic Shares whose names appear on the Domestic Shares Register maintained by the Company at the close of business on 27th August, 2004 are eligible to attend the Extraordinary General Meeting.

3.    Proxy

      (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.    Registration procedures for attending the Extraordinary General Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 9th September, 2004.

      (iii) Shareholders may send the reply slip to the Company in person, by post or by fax.

5.    Closure of H Share Register of Members

      The H share register of members of the Company will be closed from 28th August, 2004 to 28th September, 2004 (both days inclusive).

6.    Other Businesses

      (i) The Extraordinary General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the Share Registrar for H Shares of the Company, Computershare Hong Kong Investor Services Limited, is at:

            1901-5
            19/F., Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (iii) The registered address of the Company is at:

            West Wing,
            Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone No.: (+86)-10-66491999

            Facsimile No.: (+86)-10-66491888

                               [GRAPHIC OMITTED]

        (A Sino-foreign joint stock limited company incorporated in the People's Republic of China) (Stock Code: 902)

                       NOTICE OF H SHARES CLASS MEETING

NOTICE IS HEREBY GIVEN that the H Shares Class Meeting of Huaneng Power International, Inc. (the "Company") will be held at 11:00 a.m. on Tuesday, 28th September, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for the conduct of approving the following special resolutions:

1. To approve by way of special resolution, the following proposals regarding the general mandate to issue convertible bonds within twelve months from the date of approval by special resolutions at the Company's general meeting, domestic shares class meeting and class meeting for holders of overseas listed foreign shares:

      1.1   Subject to the passing of the resolutions numbered 1.2, 1.3 and
            1.4 below, to authorise the Company to issue overseas up to US$300 million in principal amount of bonds convertible to the Company's overseas listed foreign shares within twelve months from the date of approvals by special resolutions passed at the Company's class meeting for holders of overseas listed foreign shares.

      1.2 Subject to the passing of the resolutions numbered 1.1, 1.3 and 1.4, to unconditionally authorise the board of directors to determine the terms and conditions of the convertible bonds and the relevant matters in accordance with the need of the Company and the market conditions, including the amount of convertible bonds as mentioned in resolution numbered 1.1 above, and to authorise the board of directors to sign all necessary legal documents for such purpose.

      1.3 Subject to the passing of the resolutions numbered 1.1, 1.2 and 1.4, to authorise the Company to issue from time to time and in accordance with the terms and conditions of the convertible bonds, such number of new overseas listed foreign shares as may be required to be issued pursuant to the application for conversion of shares made by the bond holders.

      1.4   Subject to the passing of the resolutions numbered 1.1, 1.2 and
            1.3 above, to authorise the Company to increase its share capital and to authorise the board of directors to make all necessary amendments to the Company's articles of association for the purpose of reflecting the change of the registered capital and capital structure of the Company resulting from the issue of new overseas listed foreign shares pursuant to the conversion of the convertible bonds.

                                               By Order of the Board
                                                     Huang Long
                                                 Company Secretary

As at the date hereof, the Board of the Company comprises Messrs. Li Xiaopeng, Wang Xiaosong, Ye Daji, Huang Jinkai, Liu Jinlong, Shan Qunying, Yang Shengming, Xu Zujian as non-executive directors and Messrs Gao Zongze, Zheng Jianchao, Qian Zhongwei and Xia Donglin as independent directors.

Beijing, the PRC
14th August, 2004

Notes:

1.    Details of Proposed Resolutions

      Details of the proposed resolutions are set out in the announcement and circular issued by the Company on 10th August, 2004 and 14th August, 2004 respectively.

2.    Eligibility for attending the H Shares Class Meeting

      Holders of the Company's H Shares whose names appear on the HK$ Dividend H Shares Register and/or the US$ Dividend H Shares Register maintained by Computershare Hong Kong Investor Services Limited at the close of business on 27th August, 2004 are eligible to attend the H Shares Class Meeting.

3.    Proxy

      (i) A member eligible to attend and vote at the H Shares Class Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time designated for holding of the H Shares Class Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.    Registration procedures for attending the H Shares Class Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the H Share Class Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of H Shares intending to attend the H Shares Class Meeting should return the reply slip for attending the H Shares Class Meeting to the Company on or before 9th September, 2004.

      (iii) Shareholders may send the reply slip to the Company in person, by post or by fax.

5.    Closure of H Share Register of Members

      The H share register of members of the Company will be closed from 28th August, 2004 to 28th September, 2004 (both days inclusive).

6.    Other Businesses

      (i) The H Shares Class Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the Share Registrar for H Shares of the Company, Computershare Hong Kong Investor Services Limited, is at:

            1901-5
            19/F., Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (iii) The registered address of the Company is at:

            West Wing,
            Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone No.:
            (+86)-10-66491999

            Facsimile No.:
            (+86)-10-66491888